EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

June 22, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 333-134385 and 811-08413

            Registration Statement on Form N-14 (the “Registrant”)

Evergreen Omega Fund

Dear Mr. O'Connor:

In response to your oral comments to the Registrant’s filing on Form N-14 made on May 22, 2006, regarding its series Evergreen Omega Fund, and its proposed merger with Evergreen Aggressive Growth Fund, also a series of Evergreen Equity Trust, (accession no. 0000907244-06-000159), which were relayed in telephone conversations, one on May 31, 2006 and one on June 20, 2006, please note the following responses:

Comment:       In the information page of the prospectus/proxy statement, the list of documents under the "More Information About The Funds is Available" states that a prospectus for Evergreen Omega Fund and Evergreen Aggressive Growth Fund will accompany the prospectus/proxy statement. Please clarify that both Funds can be found in a single prospectus.

Response:       Both Funds are contained in one prospectus entitled the "Evergreen Domestic Equity Funds I."

Comment:       In the section entitled, "How do the Funds' investment goals, principal investment strategies and risks compare?," in connection with the description of Evergreen Aggressive Growth Fund's investment strategy, you asked that we define '…small, emerging growth companies…'

Response:       The requested disclosure has been added.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment:       In the Average Annual Total Return tables, since the disclosure states that the performance of Aggressive Growth Fund's Class A shares is used as the basis for the performance of the Fund's Class B and Class C shares, you asked why the performance for Class A is different than the performance of Class B and Class C of the Fund.

Response:       The Fund's Class A share performance only serves as the basis for the Class B and Class C share performance for periods prior to the inceptions of Class B and Class C shares, 7/7/1995 and 8/3/1995, respectively. Therefore, the performance shown for Class B and Class C over the 1-, 5- and 10-year periods are the actual returns for Class B and Class C. The performance of each class is based upon each class's expense and sales charge structures, and, therefore, the returns are different.

Comment:       In the 'Portfolio Management' section of the prospectus/proxy statement, you ask that we clarify the portfolio manager's five-year employment history, including what his titles were when he started employment in 2001 with Evergreen Investment Management Company, LLC.

Response:       The requested disclosure has been added.

Comment:       In the section entitled "What are some of the other strategies and risks associated with each Fund?", we state that 'Although not a principal investment strategy, Omega Fund may invest up to 25% of its assets in foreign securities.' Given the percentage allowed, you asked whether this strategy should be listed under the Fund's principal strategies.

Response:       Currently, the Fund has 6.3% of its assets invested in foreign securities. The Fund's portfolio manager has confirmed that the use of foreign securities is intended to remain a secondary strategy.

Comment:       Although it is stated elsewhere in the prospectus/proxy statement, you asked that we include a statement in the "Exchange Privileges" section to the effect that an exchange into either Fund is a taxable event.

Response:       The requested disclosure has been added.

Comment:       You asked that in the prospectus/proxy statement, we remove the reference to the footnote relating to restatement of fees from the column 'Total Annual Fund Operating Expenses' in the Annual Fund Operating Expenses table for Omega Fund and from both columns 'Total Annual Fund Operating Expenses (Before Waiver)' and 'Total Annual Fund Operating Expenses (After Waiver)' for Omega Fund Pro Forma.

Response:       The footnote has been removed.

Comment:       You asked that we clarify the footnote to the Annual Fund Operating Expenses that discloses that a contractual waiver to the management fee will begin in August 2006, the effective date of the merger.

Response:       The footnote has been revised.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment:       You asked that we include an introductory paragraph in the pro forma financial statements to, among other things, identify the entities involved in the transaction.

Response:       We have added an introductory paragraph to the pro forma financial statements that includes the information required by Rule S-X including a brief description of: (1) the transaction; (ii) the entities involved; and (iii) the periods for which the pro form information is presented, along with an explanation of what is presented by the pro forma financial statements.

  Comment:      You asked that we confirm that a fund listed in the pro forma financial statements in the Schedule of Investments, Navigator Prime Portfolio, a series within State Street Navigator Securities Lending Trust (the "State Street Trust), has exemptive relief that allows the Funds to invest above the limits provided for in Section 12 of the Investment Company Act of 1940.

Response:       In accordance with the exemptive relief granted by the Securities and Exchange Commission on September 22, 1998 (Rel. No. 23441: 812-10912) to the State Street Trust, each Evergreen Fund has the ability to invest cash collateral received in connection with securities lending activities in the State Street Trust in an amount greater than the limits provided for in Section 12.

  Comment:      You asked that we confirm that in the Statement of Assets and Liabilities in the pro forma financial statements, that the amounts listed in the 'Advisory Fees Payable' line item are accurate, since those numbers appear to be less than they should be, given the total expenses for the year.

Response:       The advisory fees for both funds are accrued daily and paid monthly. We checked with our Fund Administration department who prepares these numbers and confirmed their accuracy.

  Comment:      In the pro forma financial statements, you asked that we add "Total Shares Authorized" to the Statement of Assets and Liabilities.

Response:       The disclosure has been added.

Comment:       In the pro forma financial statements, you asked for clarification in the footnote to the Statement of Operations which discusses the advisory fee rate reduction being applied to the period from April 1, 2005 to March 31, 2006.  You suggested that it is not clear that the advisory fee reduction will be ongoing.

Response:       The Board of Trustees of the Fund had approved the advisory fee rate reduction to Evergreen Omega Fund to become effective April 3, 2006.  We adjusted the advisory fee of the combined fund in order to reflect that fee rate change for the surviving fund for the period from April 1, 2005 to March 31, 2006.  We have restated the footnote to state that the decrease in advisory fees will apply going forward, per the Board-approved fee change.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment:       In the pro forma financial statements, you asked that we include disclosure in the Basis of Combination note which will state which of the two funds is the accounting survivor, should the Merger occur.

Response:       Evergreen Omega Fund accounting history will carry over for the combined fund, if the merger takes place.   This disclosure has been added.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Form N-14 pursuant to Rule 485(b) for the Registrant on or around June 26, 2006.  Revisions made to the prospectus and pro forma financial statements will be marked.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP